UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

The Parking REIT, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

55387R 107
(CUSIP Number)

Manuel Chavez
Chief Executive Officer
Color Up, LLC
250 E. 5th Street, Suite 2110
Cincinnati, Ohio 45202
Tel: (513) 834-5110
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:
F. Mark Reuter
Allison A. Westfall
Keating Muething & Klekamp PLL
1 East 4th Street, Suite 1400
Cincinnati, Ohio 45202

November 8, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Color Up, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,624,831

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,624,831

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,624,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%; See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited liability company)

1	NAMES OF REPORTING PERSONS
Manuel Chavez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,624,831

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,624,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,624,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%; See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Stephanie Hogue

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,624,831

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,624,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,624,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%; See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
Jeffrey Osher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,624,831

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,624,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,624,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%; See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1	NAMES OF REPORTING PERSONS
HSCP Strategic III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,624,831

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,624,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.8%; See Item 5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN (Limited Partnership)

This Amendment No. 4 to the Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on September 2, 2021, as amended by Amendment No. 1 filed on October 5, 2021, Amendment No. 2 filed on October 12, 2021, and Amendment No. 3 filed on November 9, 2021 (collectively, the “Statement”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of The Parking REIT, Inc., a Maryland corporation (“TPR” or the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement. The Statement is hereby amended by incorporating by reference to this Amendment No. 4 the terms of the Tender Offer.

Item 4.	Purpose of the Transaction

Item 4 is amended and supplemented by adding the following text:

Expiration and Results of Tender Offer

The Tender Offer and withdrawal rights expired as of 5:00 p.m. Eastern Time on November 5, 2021. Broadridge, Inc., the depositary for the Tender Offer (the “Depositary”) has reported that, as of the expiration date, a total of  878,082 Shares had been validly tendered and not validly withdrawn pursuant to the Tender Offer (the “Tendered Shares”), and Color Up accepted for purchase all such Tendered Shares. Color Up will promptly initiate payment of an aggregate of $10,317,468 to TPR stockholders participating in the Offer.

Effective November 8, 2021, Color Up executed a subscription agreement with TPR pursuant to which Color Up acquired the remaining 22,424 Shares pursuant to the Company Backstop. As a result of the Tender Offer and the purchase of Shares pursuant to the Company Backstop, Color Up will beneficially own 2,624,831 shares (approximately 33.8%) of Company common stock as of November 8, 2021.

HSCP Strategic III, L.P. Securities Purchase Agreement

On November 4, 2021, TPR filed a Current Report on Form 8-K (the “November 4, 2021 Form 8-K”) to report that it had entered into a securities purchase agreement (the “Securities Purchase Agreement”) by and among TPR, MVP REIT II Operating Partnership, L.P., a Maryland limited partnership (the “Operating Partnership”), and HS3, pursuant to which on November 2, 2021 the Operating Partnership issued and sold to HS3 (a) 1,702,128 newly-issued common units of limited partnership of the Operating Partnership (“OP Units”); and (b) 425,532 newly-issued Class A units of limited partnership of the Operating Partnership (“Class A Units”) which entitle HS3 to purchase up to 425,532 additional OP Units (the “Additional OP Units”) at an exercise price equal to $11.75 per Additional OP Unit, subject to adjustment as provided in the Class A Unit Agreement (as defined below), and HS3 paid to the Operating Partnership cash consideration of $20,000,000.

The transactions contemplated by the Securities Purchase Agreement are referred to herein collectively as the “Securities Purchase Transaction.” Each of HS3 and Color Up understands that TPR intends to use proceeds from the Securities Purchase Transaction for working capital purposes, including expenses related to the Securities Purchase Transaction and the acquisition of two parking lots and related assets. The Securities Purchase Transaction and the Securities Purchase Agreement and related agreements were evaluated, negotiated and unanimously approved by (i) the members of the Board of Directors who were determined by the Board of Directors to be disinterested with respect to the Securities Purchase Transaction and (ii) the TPR Board of Directors.

Under the Securities Purchase Agreement, the parties to the agreement made customary representations and warranties for transactions of this type. Pursuant to the terms of the Securities Purchase Agreement, the representations and warranties made under the Securities Purchase Agreement will survive for six months after the closing and TPR and the Operating Partnership, on one hand, and HS3, on the other hand, will indemnify each other and certain of their respective representatives against losses arising out of certain material breaches of, and certain third party claims related to, the Securities Purchase Agreement and the Securities Purchase Transactions.  The Securities Purchase Agreement was not intended to provide any other factual, business or operational information about the parties thereto. The representations, warranties and covenants contained in the Securities Purchase Agreement were made only for purposes of such Securities Purchase Agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including, to the extent agreed by the parties, being qualified by disclosures exchanged between the parties in connection with the execution of the Securities Purchase Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk among the parties to the Securities Purchase Agreement based on the relative knowledge of the parties and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, investors and stockholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Securities Purchase Agreement, which subsequent information may or may not be fully reflected in TPR’s public disclosures.

On November 2, 2021, TPR, the Operating Partnership, Color Up and HS3 also entered into a second amended and restated agreement of limited partnership of the Operating Partnership to facilitate the Securities Purchase Transaction (the “Second A&R Operating Partnership Agreement”) which, among other things, provided for the issuance by the Operating Partnership of Class A Units having the rights and preferences as set forth in a Class A unit agreement. The Operating Partnership issued the Class A Units pursuant to a Class A Unit agreement (the “Class A Unit Agreement”) also dated as of November 2, 2021, which provides that each Class A Unit entitles the registered holder thereof to purchase an OP Unit at a price of $11.75 per share (the “Class A Unit Price”), subject to adjustment as discussed below, at any time following a “Liquidity Event,” which is defined as an initial public offering and/or listing of the Common Stock on the Nasdaq Global Market, the Nasdaq Global Select Market, or the New York Stock Exchange (each, a “Trading Market”). The Class A Units expire five years after the date of the Class A Unit Agreement, at 5:00 PM, New York City time. The Class A Units may also be exercised on a cashless basis in lieu of payment of the aggregate Class A Unit Price at HS3’s election.  If the number of outstanding OP Units is increased by a dividend payable in OP Units, or by a split-up of OP Units or other similar event, or decreased by a consolidation, combination, reverse split or reclassification of OP Units or other similar event, then the number of Additional OP Units issuable on exercise of each Class A Unit shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in outstanding OP Units. Whenever the number of Additional OP Units purchasable upon the exercise of the Class A Units is adjusted, as described above, the Class A Unit Price will be adjusted (to the nearest cent) by multiplying such Class A Unit Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of OP Units redeemable upon the exercise of the Class A Units immediately prior to such adjustment, and (y) the denominator of which shall be the number of shares of Common Stock so redeemable immediately thereafter. The Class A Unit Agreement further provides that, in lieu of issuing fractional units, the Operating Partnership will make a cash payment equal to the Fair Market Value (as defined in the Class A Unit Agreement) of one OP Unit multiplied by such fraction.

Also on November 2, 2021, the Company entered into an amended and restated registration rights agreement with Color Up and HS3 (the “A&R Registration Rights Agreement”).  In addition to the registration rights previously granted by the Company to Color Up with respect to shares of Common Stock acquired under the Purchase Agreement, the Offer, Company Backstop and the Warrant Agreement, whether by purchase, issuance, exercise, redemption or otherwise, the Company granted HS3 certain registration rights with respect to the shares of Common Stock issuable upon redemption of  the OP Units and Additional OP Units issued upon exercise of the Class A Units acquired under the Securities Purchase Agreement and Class A Unit Agreement.

In connection with the issuance of the OP Units and the Class A Units under the Securities Purchase Agreement, the Board of Directors amended and restated the limited exception to the restrictions on ownership and transfer of Common Stock set forth in TPR’s Charter previously granted to Color Up, HS3 and certain of its affiliates to allow HS3 and such affiliates to own, directly, or indirectly, in the aggregate, up to 15,200,000 shares of Common Stock (the “Excepted Holder Limit”) and up to five percent (5%) of any outstanding class of preferred stock of TPR. The grant of this exception is conditioned upon the receipt of various representations and covenants set forth in the Request for Waiver of Ownership Limit, made by Color Up and HS3 to TPR, confirming, among other things, that none of HS3, Color Up, nor certain of their affiliates may own, directly or indirectly, more than 4.9% of the interests in a tenant of TPR (or subsidiary of TPR) that comprises more than three percent (3%) of the gross income of TPR as determined for purposes of Section 856(c)(2) of the Internal Revenue Code of 1986, as amended.  The request also includes representations intended to confirm that HS3, Color Up, and certain of their affiliates’ ownership of Common Stock will not cause TPR to otherwise fail to qualify as a real estate investment trust for federal income tax purposes.

The foregoing descriptions of the Securities Purchase Transaction and the Securities Purchase Agreement, Second A&R Operating Partnership Agreement, Class A Unit Agreement and A&R Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Securities Purchase Agreement, Second A&R Operating Partnership Agreement, Class A Unit Agreement and A&R Registration Rights Agreement, copies of which are filed as Exhibit 10.1, 3.1, 10.2 and 10.3, respectively, to TPR’s Current Report on Form 8-K dated November 4, 2021, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) - (b)

The following sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of November 8, 2021, based on 7,762,375 shares of Common Stock outstanding as of November 8, 2021. Amounts below include shares of Common Stock Color Up acquired in the Tender Offer and Company Backstop.

Reporting Person	Amount beneficially owned	Percent of Class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Color Up	2,624,831	33.8%	2,624,831	0	2,624,831	0
Chavez	2,624,831	33.8%	0	2,624,831	0	2,624,831
Hogue	2,624,831	33.8%	0	2,624,831	0	2,624,831
Osher	2,624,831	33.8%	0	2,624,831	0	2,624,831
HS3	2,624,831	33.8%	0	0	0	2,624,831

The amounts reported in the above table exclude and are not diluted for: (i) the 7,481,668 shares of Common Stock which may be issued upon redemption of the 7,481,668 OP Units of the Operating Partnership held by Color Up; (ii) the 1,702,128 shares of Common Stock which may be issued upon redemption the 1,702,128 OP Units issued to HS3 on November 2, 2021 in the Securities Purchase Transaction; or (iii) the 425,532 shares of Common Stock which may be issued upon redemption of the 425,532 Additional OP Units which HS3 may purchase upon exercise of the 425,532 Class A Units issued to HS3 on November 2, 2021 in the Securities Purchase Transaction, subject to adjustment as provided in the Class A Unit Agreement. The Issuer may elect, at its option, to pay cash in lieu of issuing shares of Common Stock for all or any redeemed OP Units.

The amounts reported in the above table exclude and are not diluted for the shares of Common Stock issuable upon exercise of the Warrants. The Issuer issued the Warrants to Color Up on August 25, 2021. The terms of the Warrants are described in Item 4.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c) Except as described herein, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock.

(d) None.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of certain agreements entered into by the Issuer, Color Up, Chavez, Hogue, Osher and such other parties party thereto and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit No.	Description

1
Tax Matters Agreement, dated August 25, 2021, by and between The Parking REIT, Inc., MVP REIT II Operating Partnership, L.P. and each Protected Partner. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

2
Stockholders Agreement, dated August 25, 2021, by and between The Parking REIT, Inc. and The Investors Identified on the Signature pages thereto. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

3
Assignment of Claims, Causes of Action, and Proceeds, dated August 25, 2021, by The Parking REIT, Inc. in favor of Michael V. Shustek, MVP Realty Advisors, LLC, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc. and their designees, successors, representatives, heirs and assigns. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

4
Warrant Agreement, dated August 25, 2021, by and between The Parking REIT, Inc. and Color Up, LLC. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

5
Termination of Registration Rights Agreement, dated August 25, 2021, by and among The Parking REIT, Inc., MVP Realty Advisors, LLC, Michael V. Shustek, Vestin Realty Mortgage I, Inc. and Vestin Realty Mortgage II, Inc. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

6
Software License and Development Agreement, dated August 25, 2021, by and between The Parking REIT, Inc. and DIA Land Co., LLC. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

7
First Amendment to Services Agreement, dated August 25, 2021, by and among the Parking REIT, Inc., MVP REIT II Operating Partnership, LP, Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

8
First Amendment to Contribution Agreement, dated August 25, 2021, by and among The Parking REIT, Inc., Vestin Realty Mortgage I, Inc., Vestin Realty Mortgage II, Inc., MVP Realty Advisors, LLC and Michael V. Shustek. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

9
Employment Agreement, dated August 25, 2021, by and between TPR and Manuel Chavez. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

10
Employment Agreement, dated August 25, 2021, by and between TPR and Stephanie Hogue. (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 31, 2021)

11
Equity Purchase and Contribution Agreement, dated as of January 8, 2021, by and among The Parking REIT, Inc. MVP REIT II Operating Partnership, L.P., Michael V. Shustek, Vestin Realty Mortgage II, Inc., Vestin Realty Mortgage I, Inc. and Color Up, LLC (Incorporated by reference to the exhibit filed by The Parking REIT, Inc. in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on January 14, 2021)

12
Second Amended and Restated Agreement of Limited Partnership of MVP REIT II Operating Partnership, L.P. dated November 2, 2021. (incorporated by reference as Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 4, 2021)

13
Securities Purchase Agreement, dated as of November 2, 2021, by and among The Parking REIT, Inc., MVP REIT II Operating Partnership, L.P., and HSCP Strategic III, L.P. (incorporated by reference as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on November 4, 2021

14
Class A Unit Agreement, dated November 2, 2021, by and between MVP REIT II Operating Partnership, L.P., and HSCP Strategic III, L.P. (incorporated by reference as Exhibit 10.2 to the Current Report on Form 8-K filed by the Company on November 4, 2021)

15
Amended and Restated Registration Rights Agreement, dated November 2, 2021, by and among The Parking REIT, Inc. and the Holders (incorporated by reference as 10.3 to the Current Report on Form 8-K filed by the Company on November 4, 2021)

16	Subscription Agreement for Company Backstop, dated November 8, 2021 (filed herewith)

17	Joint Filing Agreement (incorporated by reference from the Statement filed on September 2, 2021)

18	Power of Attorney (incorporated by reference from the Statement filed on September 2, 2021)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2021

Color Up, LLC

By: /s/ Manuel Chavez
Name: Manuel Chavez
Title: Chief Executive Officer

/s/ Manuel Chavez
Manuel Chavez

/s/ Stephanie Hogue
Stephanie Hogue

/s/ F. Mark Reuter as Attorney-in-fact for Jeffrey Osher
Jeffrey Osher

HSCP Strategic III, L.P.,
a Delaware limited partnership
by: Harvest Small Cap Partners GP, LLC

By: /s/ F. Mark Reuter as Attorney-in-fact for Jeffrey Osher
Name: Jeffrey Osher
Title: Managing Member